

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via E-mail</u>
Jorge A. Junquera
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

   Re: Popular, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed March 1, 2011
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 1, 2010
      File No. 001-34084

Dear Mr. Junquera:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Suzanne Hayes
           Suzanne Hayes
           Assistant Director